Microsoft Word 10.0.3416;T. ROWE PRICE INTERNATIONAL SERIES, INC.
         T. Rowe Price International Stock Portfolio

The fund's investment strategy has been revised to comply with the 80% name test.

The fund's option to invest in Exchange-Traded Funds was removed.